Filed by Petrosearch Energy Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to
Rule 14a-6(j) under the Securities Exchange Act of 1934, as amended
Subject Company:  Petrosearch Energy Corporation
Commission File No.  333-158659

As filed with the Securities and Exchange Commission on July 9, 2009.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

PETROSEARCH ENERGY CORPORATION
(Name of Subject Company)

PETROSEARCH ENERGY CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

71675Y100
(CUSIP Number of Class of Securities)
______________________________________

Richard D. Dole
Chairman, President and Chief Executive Officer
675 Bering Drive, Suite 200
Houston, Texas 77057
Telephone: (713) 961-9337
(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications
on Behalf of the Person(s) Filing Statement)
______________________________________

With copy to:

James L. Rice III
Akin Gump Strauss Hauer & Feld LLP
1111 Louisiana Street, 44th Floor
Houston, Texas 77002-5200
Telephone: (713) 220-5800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Explanatory Note

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, including all exhibits thereto (as amended from time to time, the “Statement”), originally filed by Petrosearch Energy Corporation, a Nevada corporation (the “Company”), with the Securities and Exchange Commission on June 25, 2009, relating to the unsolicited offer by Tiberius Capital, LLC, an Illinois limited liability company (the “Purchaser”), as disclosed in the Tender Offer Statement on Schedule TO dated June 22, 2009 (as amended or supplemented from time to time, the “Schedule TO”), to acquire 15,004,239 shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”), at a net price per share equal to $0.33 in cash (without interest and subject to applicable withholding taxes) upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated June 22, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal,” and, together with the Offer to Purchase and any amendments or supplements thereto from time to time, the “Offer”). Capitalized terms used but not defined herein have the meanings set forth in the Statement. Except as specifically noted herein, the information set forth in the Statement remains unchanged. All references herein to page numbers refer to the printed Schedule 14D-9 dated June 25, 2009.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

“Item 4. The Solicitation or Recommendation” is hereby amended by restating the first sentence of the second paragraph on page 12 under the subheading “Reasons for the Board’s Recommendation” in its entirety as follows:

The Board considered each of the following reasons in support of its recommendation that the Company’s stockholders reject the Offer and not tender their shares of Common Stock to the Purchaser in the Offer:

“Item 4. The Solicitation or Recommendation” is further amended by restating the first full paragraph on page 14, which is under the subheading “The Offer is being made for only approximately 36% of the Company’s total outstanding shares, with no assurance that stockholders whose Shares are not purchased in the Offer will receive any cash consideration for their shares, or that any of the tendering stockholders would have all of their shares of Common Stock purchased” in its entirety as follows:

By its terms, the Offer by the Purchaser is for 15,004,239 shares of Common Stock, representing approximately 36% of the outstanding shares of Common Stock. As set forth in the Offer to Purchase, the Purchaser reserves the right (but is not obligated) to purchase more than 15,004,239 shares, if more than 15,004,239 shares are tendered.  The Offer to Purchase also provides that if more than 15,004,239 shares are tendered and not properly withdrawn before the “Expiration Date” of the Offer (as defined in the Offer to Purchase), and the Purchaser elects to purchase more than 15,004,239 shares but fewer than the number of shares of Common Stock tendered, then the Purchaser will purchase the elected number of shares on a pro rata basis from all tendering stockholders, based on the total number of shares of Common Stock validly tendered in the Offer by each tendering stockholder and not properly withdrawn. Thus, a stockholder tendering shares in the Offer may have only some of the stockholder’s shares of Common Stock purchased in the Offer.  Indeed, if all holders tendered all of their shares into the Offer and the Offer to Purchase closed without the Purchaser agreeing to purchase more than 15,004,239 shares, then each holder would be selling fewer than 50% of its shares. As to any shares not purchased in the Offer, the Board believes that there will be materially less liquidity in the market for the sale of such shares.  The trading volume of the Common Stock would in all probability decrease significantly following the Offer not only due to the fact that over 50% of the shares of Common Stock will be held by a single affiliate, but Purchaser’s control position and lack of specific plans for minority share value growth may be unattractive to potential investors.  Many professional investor groups could decline to purchase the Common Stock following the Offer, either due to an expected lack of an independent board or expected difficulty in disposing of acquired shares.  On the other hand, upon completion of the Merger, former Company stockholders will own Double Eagle common stock with greater liquidity than if the Company were to remain independent, and certainly with much greater liquidity than if the Offer were to be consummated. Shares of Common Stock (excluding the shares held by Purchaser) traded at a volume of approximately 34,000 shares daily on the over-the-counter market for the two month period of May-June.  In contrast, Double Eagle’s common shares traded at a volume of approximately 117,000 shares daily on the Nasdaq Global Select Market over that same period.  Therefore, on an as converted basis using the conversion ratio of .0433 shares of Petrosearch shares for every one share of Double Eagle as stipulated in the merger agreement, the liquidity for a Petrosearch shareholder would have been 79 times greater during that time period had the merger taken place (117,000/.0433/34,000).

“Item 4. The Solicitation or Recommendation” is further amended by restating the first full paragraph on page 14 under the subheading “The Offer is highly conditional, creating substantial uncertainty as to whether the Purchaser would be required to consummate the Offer” in its entirety as follows:

No Stockholder Approval of Merger Condition.  The Offer is conditioned upon the Purchaser being satisfied, in its reasonable discretion, that the stockholders of the Company have not approved the Agreement entered into on March 30, 2009, whereby the Merger would take place, as described under Item 3 of this Statement.

“Item 4. The Solicitation or Recommendation” is further amended by restating the second full paragraph on page 14 under the subheading “The Offer is highly conditional, creating substantial uncertainty as to whether the Purchaser would be required to consummate the Offer” in its entirety as follows:

No Takeover Defenses Condition.  The Offer is conditioned upon the Purchaser being satisfied, in its reasonable discretion, that the Company does not have any takeover defenses, including, without limitation, a “poison pill” shareholder rights plan, a staggered Board of Directors, an increase in the size of its Board of Directors from its current three members, and any further issuance of preferred stock. Thus, if the Company’s Board takes any of these actions or any other action that may have an anti-takeover effect, the Purchaser would not be required to complete the Offer.

“Item 4. The Solicitation or Recommendation” is further amended by restating the third full paragraph on page 14 under the subheading “The Offer is highly conditional, creating substantial uncertainty as to whether the Purchaser would be required to consummate the Offer” in its entirety as follows:

Minimum Cash Condition.  The Offer is conditioned on the Purchaser being satisfied, in its reasonable discretion, that the Company retains at least $8.75 million in cash or long-term marketable securities immediately prior to the expiration of the Offer.  The Company cannot predict with assurance that this condition would be satisfied, given the substantial legal, printing and other expenses incurred by the Company as a direct result of the Offer, the Company’s analysis thereof and its response thereto.

“Item 4. The Solicitation or Recommendation” is further amended by restating the fifth full paragraph on page 14 under the subheading “The Offer is highly conditional, creating substantial uncertainty as to whether the Purchaser would be required to consummate the Offer” in its entirety as follows:

Minimum Stockholders’ Equity Condition.  The Offer is also conditioned upon the Purchaser being satisfied, in its reasonable discretion, that the total stockholders’ equity of the Company be at least $19 million immediately prior to the expiration of the Offer.  Although the Company had total stockholders’ equity of $19,812,818 as of March 31, 2009, the Company expects to report a substantial loss in the second quarter of 2009 due to the recording of operating losses, primarily severance payments, which will likely reduce total stockholders’ equity to below $19 million, and therefore, this condition probably will not be satisfied.

“Item 4. The Solicitation or Recommendation” is further amended by restating the sixth full paragraph on page 14 under the subheading “The Offer is highly conditional, creating substantial uncertainty as to whether the Purchaser would be required to consummate the Offer” in its entirety as follows:

Highly Conditional Offer.  The effect of these, and other conditions set forth in the Offer to Purchase, is that the Company’s stockholders cannot be assured that the Purchaser will be required to complete its Offer.  On the other hand, while completion of the Merger is subject to satisfaction of the various conditions precedent summarized under Item 3. Past Contracts, Transactions, Negotiations and Agreements –Double Eagle Merger Agreement above, the Board is of the view that those conditions are customary for transactions such as the Merger; and while the Board cannot predict whether conditions that depend on the occurrence, or non-occurrence, of a future event (for example, the absence of a “material adverse change” affecting the Company, as that term is defined in the Agreement), the Board believes that the likelihood of the Merger being completed (assuming approval by the Company’s stockholders) is materially greater than the likelihood of the Offer being completed (assuming satisfaction of the “Minimum Tender Condition”, as that term is defined in the Offer to Purchase) based on the simple fact that at least one (the minimum stockholder equity condition) if not two (the minimum working capital condition) of the conditions precedent to the Purchaser’s obligations to complete the Offer are not likely to be satisfied, in which case the Offer will be consummated only if the Purchaser chooses to waive the unsatisfied condition or conditions.

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ITEM 8.	ADDITIONAL INFORMATION.

“Item 8. Additional Information” is hereby amended by restating the first sentence of the paragraph on page 17 under the subheading “Cautionary Note Regarding Forward-Looking Statements” in its entirety as follows:

The statements made herein that are not historical facts are forward-looking statements.

“Item 8. Additional Information” is further amended by deleting the last sentence of the paragraph on page 17 under the subheading “Cautionary Note Regarding Forward-Looking Statements” in its entirety.  The deleted sentence is:

Each forward-looking statement speaks only as of the date of the particular statement, and Petrosearch undertakes no obligation to publicly update or revise any forward-looking statements.

ITEM 9.	EXHIBITS.

Item 9 is hereby amended and supplemented by adding the following exhibit(s):

Exhibit	Description

(a)(2)	Letter to Company Stockholders.

(a)(3)	Press Release issued by the Company on July 9, 2009.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PETROSEARCH ENERGY CORPORATION

By:	/s/ Richard D. Dole
Name:	Richard D. Dole
Title:	Chairman, President and Chief Executive Officer

Dated: July 9, 2009

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